Management Discussion and Analysis for the
Nine Months Ended May 31, 2006

This Management Discussion and Analysis of Sungold International Holdings Corp. (“Sungold” or the “Corporation”) provides analysis of the Corporation’s financial results for the third fiscal quarter and nine months ended May 31, 2006. The following information should be read in conjunction with the unaudited consolidated financial statements for the nine months ended May 31, 2006, and the audited financial statements for the year ended August 31, 2005 (the “Annual Financial Statements”). All financial information is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and is expressed in Canadian dollars. Additional information relating to the Corporation, including the Annual Financial Statements, is available on SEDAR at www.sedar.com.

DATE OF THE REPORT

July 28, 2006

OVERALL PERFORMANCE

Overview

Sungold International Holdings Corp., “the Corporation”, is a development stage company focused on the development and promotion of a pari-mutuel, virtual horseracing game, the sale of video advertising time between the virtual horse races, and the development of an Internet payment system. The Corporation is a public company listed on the OTC Bulletin Board under the symbol “SGIHF”. The Corporation conducts its operations through its wholly owned subsidiaries, Horsepower Broadcasting Network (HBN) International Ltd., a company incorporated under the laws of Canada, Racing Unified Network (R.U.N.) Inc., a company incorporated under the laws of Canada, and SafeSpending Inc., a company incorporated under the laws of Arizona.

To date, the Corporation has not earned significant revenues and is considered to be in the development stage. The recoverability of pre-development costs is primarily dependent on the ability of the Corporation to put its pre-development projects into economically viable production in the future. The Corporation has funded its business operations, working capital and the development of its interests by the issuance of share capital under private placements and by the exercise of accompanying warrants in the aggregate amount of $21,966,406 since inception. The Corporation intends to continue to finance its operations through the issuance of equity and perhaps debt until it generates sufficient revenues from the Horsepower® World Pool system, Racing Unified Network advertising, and the SafeSpending™ Anonymous Internet Payment system.

During the third quarter, the Corporation emphasis was on marketing the Horsepower® World Pool product to licensed pari-mutuel wagering establishments, identifying requisite steps necessary to obtain legal approvals in appropriate jurisdictions, starting the advertising sales project, and finishing the software development of the Horsepower® World Pool system.

The Corporation continued its marketing efforts in North America and abroad. In this regard, Corporation representatives attended the International Racing Commissioners Annual Meeting in New Mexico in March. The Corporation has been concentrating on widening its sphere of influential contacts including race track owners, racing commissioners, lobbyists and strategic business partners. The Corporation introduced a concept it calls the “Regional HUB”. This idea is to select a significant race track in a particular geographic area and invite them to work with the Corporation in recruiting other tracks in their territory and present a unified lobby to the appropriate legislative process for approving the product.

As mentioned previously, these processes have been initiated and are ongoing, but since the legal requirements are outside of the direct control of the Corporation, it is still not possible to set a specific completion date.

The management made a decision to improve the appearance of the product by agreeing to adopt more realistically detailed and fluid graphics that are currently available in the market. This decision was precipitated in order to make the product more attractive, particularly for the European market.

The Corporation’s subsidiary, Racing Unified Network (R.U.N.) Inc. developed and began to implement a plan for marketing print media for a consortium of publications with a combined circulation large enough to appeal to national advertisers. Consequently, press releases in June and July announced a total of seven contracts with publishers. This project provides the opportunity to generate commission income in the very near future from advertising sales, and secondly, the opportunity to develop relationships with the same advertisers the Corporation wants to work with for video advertising during the 45 second intervals between Horsepower® World Pool races.

As previously reported, the Horsepower® World Pool application has been designed to interface with the various pari-mutuel tote systems which are generally found at each Race Track and Off Track Betting (OTB) locations, and, as a result, the Horsepower® World Pool system has now been tested with an actual tote system. Phase 1 was to confirm that the systems can communicate with each other and that was accomplished. Phase 2 is to create an application protocol interface “API” which automates any manual aspect of the communication. This is currently underway. Phase 3 will be to operate and evaluate the process rigorously in a controlled test environment.

No additions were made in the third quarter to the management complement. The Corporation expects to recruit advertising sales and technical support individuals in the future, as required.

The Corporation’s subsidiary, SafeSpending Inc., is in the business of developing a process to enable e-Commerce companies to access more revenue due to the elimination of current consumer fears and apprehensions surrounding the posting of credit cards and personal information on the Internet. The detailed development of this project is still being deferred until after completing a significant financing agreement.

RESULTS OF OPERATIONS

The Corporation is still in the development stage and consequently, still had no revenue from operations during the third fiscal quarter. Therefore, the net loss is the same as the expenses. The Corporation had a net loss of $374,029 for the quarter ended May 31, 2006 or $0.003 per share, compared to a net loss of $304,178 in 2005, or $0.0026 per share. Of the total $374,029 loss, $30,000 was a non-cash expense resulting from options granted, and $44,058 in consulting fees were paid in shares. Otherwise the loss would have been $299,971, which is very similar to the prior year.

Increases in third quarter expenses over the prior year occurred principally in the accounts of Management Fees and Salaries which totaled $94,004 in 2006, compared to $Nil in 2005, when management was charging consulting fees as opposed to being on salary.

Some economies were achieved in many of the expenses such as Advertising and promotion, Rent and services, and Office and miscellaneous, where current quarter expenses were less than the prior year’s quarter.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial data for the Corporation for its last eight completed financial quarters ended May 31, 2006.

	05/31/06	02/28/06	11/30/05	08/31/05	05/31/05	02/28/05	11/30/04	8/31/04
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue	-	-	-	-	-	-	-	-
G & A Expenses	344,029	547,475	272,961	426,966	304,178	281,246	240,904	238,916
Stock based compensation	30,000	-	-	138,535	-	-	-	-
Corporate taxes	-	-	-	-	-	-	-	-
Impairment write-down	-	-	-	-	-	628,246	-	-
Loss – Canadian GAAP	374,029	547,475	272,961	565,501	304,178	909,492	240,904	238,916
Deferred development costs	16,234	6,542	573	22,010	1,250	(626,506)	2,990	34,135
Foreign exchange adjustment – US GAAP	355	(793)	8	14,982	(7,396)	23,599	24	584
Loss – US GAAP	390,618	553,224	273,542	602,493	298,032	306,585	243,918	273,635
Loss per share – Canadian GAAP	0.0030	0.0044	0.0023	0.0051	0.0026	0.0083	0.0023	0.0026
Loss per share – US GAAP	0.0031	0.0045	0.0023	0.0054	0.0027	0.0028	0.0023	0.0030
Weighted average number of shares	125,516,798	123,762,832	120,844,975	111,579,338	109,446,041	108,914,944	105,229,494	92,239,057
Total Assets	821,403	879,001	866,034	928,938	1,048,763	1,026,480	1,661,926	1,592,034
Total long-term financial liabilities	8,351	10,493	12,163	14,519	19,977	-	-	-
Cash dividends(1)	-	-	-	-	-	-	-	-

(1)

The Corporation has no cash dividend policy and has no intention of developing a cash dividend policy until it has retained earnings and demonstrated a sustainable net income. The Corporation has paid no cash dividends and has no retained earnings from which it might pay dividends.

LIQUIDITY AND CAPITAL RESOURCES

At the quarter ended May 31, 2006, the Corporation had a net working capital deficiency of $393,992 and Cash and GST receivable of $24,053 as compared to a working capital deficiency of $37,163 and Cash and GST receivable of $128,206 on May 31, 2005.

During the third fiscal quarter ended May 31, 2006, the Corporation issued 755,100 private placement shares for $114,309 to provide working capital and pay for services, resulting in an average share price of $0.15.

In the interval from June 1, 2006, to this report date, July 28, 2006, the Corporation has raised $22,094 from the issue of 142,000 private placement units, at an average price of $0.156 per share.

Financing Requirements

The Corporation anticipates that it will continue to incur losses until such time as the revenues it is able to generate from operation of its products exceed the operating expenses. The Corporation will require further financing to continue its business operations

The Corporation had a planned operating budget of $1,500,000 for the fiscal year ending August 31, 2006. The Corporation currently does not have sufficient funds on hand to finance its operations through the fiscal year ending August 31, 2006, and will be required to raise additional funds through debt or equity financing. As a result, the Corporation is currently in discussions with private lenders and fund managers to recruit term loan financing and equity investment capital for its current and future working capital and project development requirements. The Corporation has received term sheets, in some cases, for evaluation, but as yet there is no written financing arrangement in place, and there is no assurance that the Corporation will complete the required additional financing. Anticipated sales of additional shares of common stock, if completed, will result in dilution to the Corporation’s current stockholders.

Commitments for Capital Expenditures

There are no outstanding capital purchase commitments at this time. The Corporation’s principal capital expenditures consist of the following.

  The Horsepower® pari-mutuel based virtual horse racing system, source codes, patent and trademarks. The Corporation estimates that future expenditures up to and including actual installation and operation of the product should not exceed $100,000 in the current year’s budget, and $400,000 in next year’s budget.

  Certain computer hardware and software for scaleable operation of multi-user wagering systems. These costs are included in the above installation and operating budget of $200,000 for the next fiscal year.

  The rights, title and all intellectual property rights to the SafeSpending™ Anonymous Internet Payment System. The Corporation is intending to allocate a budget of $300,000 to this project over the 2007 fiscal year.

OFF BALANCE SHEET ARRANGEMENTS

As of July 28, 2006, the Corporation has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

The following is a summary of related party transactions for the second quarter, with comparatives for the prior year:

a)	Consulting fees paid and expensed in the income statement

Related Party	3rd Qtr Ended May 31, 2006 $	3rd Qtr Ended May 31, 2005 $
Directors	4,200	-
Officers	6,600	33,403
Total	10,800	33,403

b)	Salaries expensed in the income statement

Related Party	3rd Qtr Ended May 31, 2006 $	3rd Qtr Ended May 31, 2005 $
Directors	-	-
Officers	67,500	-
Total	67,500	-

c)	Share capital compensation expensed

Related Party	3rd Qtr Ended May 31, 2006 $	3rd Qtr Ended May 31, 2005 $
Directors	-	-
Officers	9,488	61,200
Total	9,488	-

Combined Totals	87,788	94,603

d)	Salary and Consulting fees included in the expenses in this and prior periods and outstanding as payable to related parties at the quarter end amounted to $119,211.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Corporation’s financial instruments consist of cash, GST input tax credits, accrued liabilities, and leases payable. Unless otherwise noted, it is management’s opinion that the Corporation is not exposed to significant interest or credit risks arising from the financial instruments. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

SHARE DATA

The Corporation has 125,804,935 common shares issued and outstanding as of July 28, 2006, and commitments to issue 42,000 common shares for cash received, and 100,000 common shares for services provided, subsequent to May 31, 2006.

SUBSEQUENT EVENTS

Apart from matters already mentioned in this report, there are no other material subsequent events.

RISKS AND UNCERTAINTIES

The securities of the Corporation are highly speculative. In evaluating the Corporation, it is important to consider that the Corporation is in the development stage of its operations as a software supplier of a virtual pari-mutuel wagering entertainment system, and an Internet anonymous payment system. A prospective investor or other person reviewing the Corporation should not consider an investment unless the investor is capable of sustaining an economic loss of the entire investment. All costs have been funded through equity. Certain risks are associated with the Corporation’s business including the following:

Limited History of Operations

The Corporation has a limited history of operations. The Corporation is dependent on receiving jurisdictional approvals to have its Horsepower® pari-mutuel wagering based virtual horse racing game legalized as an alternative form of pari-mutuel wagering. The Corporation does not expect to receive any revenues from operations, other than advertising commissions, until the required approvals are received and the projects begin operations in a commercially profitable manner. There can be no assurance that any jurisdictional approvals will be obtained for the proposed pari-mutuel licensed facilities at Authorized Racing Affiliates that the Corporation has a five-year exclusive license agreement with. Investors should be aware of the delays, expenses and difficulties encountered in an enterprise in this stage, many of which may be beyond the Corporation’s control, including, but not limited to, the regulatory environment in which the Corporation expects to operate, problems related to regulatory compliance costs and delay, marketing difficulties and costs that may exceed current estimates. There can be no assurance that the Corporation will be able to implement its business strategies and successfully develop any of the planned development projects or complete its projects according to specifications in a timely manner or on a profitable basis. The Corporation will require additional financing to carry out its business plan and, if financing is unavailable for any reason, the Corporation may be unable to carry out its business plan.

Governmental Regulations; Uncertainty of Obtaining Licenses

Racetrack establishment operations are subject to federal, provincial and local regulations. No racetrack has yet obtained the government licenses, permits and approvals necessary for the operation of the proposed pari-mutuel wagering activities. Business licenses and related approvals are generally deemed to be privileges under the law and no assurances can be given that any licenses, permits or approvals that may be required will be given or that existing ones will not be revoked. In particular, the Corporation’s Horsepower® World Pool racing system and operations will require various approvals from the applicable authorities, and this approval process can be time consuming and costly with no assurance of success. Moreover, all of the Corporation’s projects are subject to risks from political and economic uncertainty, which are beyond the control of the Corporation. The application processes for securing business licenses are complex and time consuming. Each project has specific requirements.

The laws, rules and regulations governing the Corporation’s proposed projects are subject to change and variation prior to the Corporation and its joint venture partners obtaining the required licenses. To a certain extent, the licensing process is a political process and the Corporation and its joint venture partners may face delays in obtaining licenses due to political changes or competing political interests.

Need for Additional Financing to Fund Current Commitments

The Corporation requires further financing to continue its daily operations and to fund ongoing project development. The Corporation anticipates it will need to raise approximately $300.000 to meet its current operating budget for the fiscal year ending August 31, 2006. The Corporation has not yet secured this required financing. If additional financing is not available at all or on acceptable terms, the Corporation may have to substantially reduce or cease its operations.

The development of the Corporation’s business will depend upon increased cash flow from operations and the Corporation’s ability to obtain financing through private placement financing, public financing or other means. The Corporation currently has no significant revenues from operations and is experiencing negative cash flow, accordingly, the only other sources of funds presently available to the Corporation is through the sale of equity and debt capital. While the Corporation has successfully raised such capital in the past there can be no assurance that it will be able to do so in the future. If the Corporation cannot obtain sufficient capital to fund its planned expenditures, its planned operations may be significantly delayed or abandoned. Any such delay or abandonment could result in cost increases and adversely affect the Corporation’s future results, which could result in a material adverse effect on an investment in the Corporation’s securities.

Racing Industry Risks

The Corporation’s projects are speculative by their nature and involve a high degree of risk. The racing industry is subject to a number of factors beyond the Corporation’s control including changes in economic conditions, industry competition, management risks, changes in racing products, variability in operating costs, changes in government and changes in regulatory authorities’ rules and regulations.

The Corporation’s Common Shares are Traded on the OTC Bulletin Board and as a Result May Experience Price and Volume Fluctuations.

The market price of the Corporation’s common stock is subject to fluctuations in response to several factors, such as:

1.	actual or anticipated variations in the Corporation’s results of operations;

2.	the Corporation’s ability or inability to generate new revenues;

3.	competition; and

4.	conditions and trends in the horse racing industry.

Accordingly, the Corporation’s stock price may be adversely impacted by factors that are unrelated or disproportionate to its operating performance. These market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price of the Corporation’s common shares.

The Corporation’s Consolidated Financial Statements Contain a Note about the Corporation’s Ability to Continue as a Going Concern

The Corporation’s financial statements have been prepared on the basis of accounting principles applicable to a going concern. As of August 31, 2005, the Corporation had an accumulated deficit of $20,618,381which increased to $21,812,846 as at May 31, 2006. The Corporation’s ability to continue as a going concern and the recoverability of the amounts shown for predevelopment costs is primarily dependant on the ability of the Corporation to operate the Horsepower® World Pool, and or the SafeSpending™ system profitably in the future. The Corporation plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants, debt financing and through private placements. Failure to continue as a going concern would require a restatement of assets and liabilities on a liquidation basis, which would differ materially from the going concern basis on which the Corporation’s financial statements were prepared. Under U.S. GAAP, the auditor’s report on the consolidated financial statements contains an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on a company’s ability to continue as a going concern such as those described in Note 2 to the Corporation’s interim consolidated financial statements for the period ending May 31, 2006.

Foreign Incorporation

The Corporation is incorporated under the laws of Canada and a majority of the Corporation’s officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities may not be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.

Forward Looking Statements

This Management’s Discussion and Analysis contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future plans and objectives of the Corporation are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Corporation’s expectations are disclosed in the Corporation documents filed from time to time with the Canadian securities regulatory authorities, and the U.S. Securities and Exchange Commission and other regulatory authorities.